UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-19289

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Auto Insurance Companies Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the State Auto Insurance Companies Capital Accumulation Plan are being filed herewith:

Financial Statements for each of the two years ended December 31, 2007 and Supplemental Schedule for the year ended December 31, 2007

The following exhibits are being filed herewith:

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm (Clark, Schaefer, Hackett & Co.)	Included herein

2	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)	Included herein

Report of Independent Registered Public Accounting Firm

Plan Administrative Committee

State Auto Insurance Companies Capital Accumulation Plan

We have audited the accompanying statement of net assets available for benefits of the State Auto Insurance Companies Capital Accumulation Plan (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the State Auto Companies Capital Accumulation Plan as of December 31, 2006 were audited by other auditors whose report dated June 15, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

June 17, 2008

Report of Independent Auditors

Plan Administrative Committee

State Auto Insurance Companies Capital Accumulation Plan

We have audited the accompanying statement of net assets available for benefits of the State Auto Insurance Companies Capital Accumulation Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Columbus, Ohio

June 15, 2007

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value:
Shares of registered investment companies	$169,040,662	152,848,574
Interest-bearing cash	12,466,392	11,409,518
Common / collective trusts	15,460,104	15,770,788
Affiliated stock	1,756,258	2,091,324
Loans to participants	3,182,056	3,024,502

Total investments	201,905,472	185,144,706
Contribution receivables:
Employee	46,500	56,400
Employer	23,625	30,800

Total receivables	70,125	87,200
Net assets reflecting investments at fair value	201,975,597	185,231,906
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	168,013	158,507

Net assets available for benefits	$202,143,610	185,390,413

See accompanying notes.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions
Investment income:
Interest and dividends	$13,187,140	12,401,716
Net appreciation in fair value of investments	4,494,672	7,950,907

Total investment income	17,681,812	20,352,623

Contributions
Employee	9,205,793	8,532,809
Participant rollovers	1,247,563	789,367
Employer	3,519,504	3,224,581

Total contributions	13,972,860	12,546,757

Total additions	31,654,672	32,899,380

Deductions
Benefit payments	14,884,157	13,680,036
Participant loan fees	17,318	17,551

Total deductions	14,901,475	13,697,587

Net increase	16,753,197	19,201,793

Net assets available for benefits:
Beginning of year	185,390,413	166,188,620

End of year	$202,143,610	185,390,413

See accompanying notes.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements

December 31, 2007

1. Description of the Plan

Organization

The State Auto Insurance Companies Capital Accumulation Plan (the “Plan”), a defined contribution plan, was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company and its affiliates (the “Company”) for the purpose of providing a savings plan for the benefit of its employees.

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a complete description of the Plan.

General

An employee of the company is eligible to participate in the Plan as of the first pay period subsequent to thirty days after the employee’s hire date, provided the employee is or will attain age 21 during the calendar year following the employee’s hire date. A participant will be automatically enrolled in the plan upon meeting eligibility requirements unless affirmation electing otherwise.

The Plan was amended and restated effective January 1, 1997, including subsequent amendments through January 1, 2007, to comply with recent legislation, regulation and rulings. See “Contributions” and “Investment Options.”

Contributions

Each participant may contribute any percentage of their salary between 1% and 50% (basic contribution). Subject to certain limitations, the Company matches the first 2% of basic contributions of participant salary at the rate of 75 cents for each dollar contributed; basic contributions of 3% to 6% are matched at a rate of 50 cents for each dollar contributed. Participants can change their rate of deferral as of any given pay date. Participants who are automatically enrolled in the plan contribute an automatic 3% of their salary. Participants may also suspend contributions at any time. Participants may elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of salary.

All Plan participants who attain age 50 or older during the calendar year, and are making the maximum Internal Revenue Code (the “Code”) pre-tax contribution, may make additional “Catch-up Contributions.”

Vesting

Plan participants are immediately fully vested in employee contributions and related net earnings or losses. Full vesting in employer contributions and related net earnings and losses occurs upon three completed years of service. Any employee terminating prior to three completed years of service vests in employer contributions and related net earnings and losses at percentages set forth by the Plan document.

In addition, employer contributions and related net earnings or losses are fully vested upon retirement, age 65, death or total and permanent disability.

Any forfeiture of non-vested employer contributions and related net earnings or losses are first used to restore balances of participants who are re-employed and any remaining forfeiture reduces future employer contributions.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2007

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) Plan earnings, and is charged with applicable participant loan fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current prime rate (5-year treasury rate increased 75-100 basis points prior to October 1, 2007) as determined quarterly by the Plan Administrative Committee. Principal and interest is paid ratably through bi-weekly payroll deductions.

Administrative Expenses

All administrative expenses, excluding participant loan fees, and trustee fees are paid by the Company.

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their account less outstanding loan balances. Alternatively, qualifying participants can elect to receive their account value, less outstanding loan balances, in installments over a period not to exceed 10 years or, in the case of a retired participant, over a period not to exceed normal life expectancy.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their accumulated basic and supplemental contributions based on financial hardship. After participants have been in the plan for five years, and once every two years thereafter, participants may withdraw the vested portion of employer contributions credited to their account.

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2007

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

Investments are stated at fair value. Shares of registered investment companies and shares of the State Auto Financial Corporation Common Stock Fund are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Loans to plan participants, which must be approved by the Plan Administrative Committee, are valued at their outstanding balances, which approximate fair value.

The Plan accounts for fully benefit-responsive contracts in accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans”, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investment at contract value.

The Plan’s common/collective trust investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts that are eligible for contract-value accounting treatment. As required by the FSP, the Plan’s Statement of Net Assets Available for Benefits presents the fair value of the common/collective trust based on information reported by Fidelity Management Trust Company with a corresponding adjustment to reflect these investments at contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance.

Benefit Payments

Benefit payments are recognized when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2007

3. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a common definition of fair value to be applied to existing generally accepted accounting principles requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and as such, will be adopted by the Plan in 2008. Adoption of SFAS 157 is not expected to have a material impact to the Plan.

4. Investments

The following investments, at fair value, represented 5% or more of assets available for benefits as of December 31, 2007 and 2006:

	December 31
	2007	2006
Investments in shares of registered investment companies:
Fidelity Contrafund	$55,911,557	49,887,589
Fidelity Equity Income Fund	31,890,732	34,731,998
Fidelity Diversified International Fund	19,398,626	15,969,307
Fidelity Puritan Fund	13,594,806	13,940,060
Interest bearing cash:
Fidelity U.S. Government Reserves Fund	$12,466,392	11,409,518
Investment in common/collective trusts:
Fidelity Managed Income Portfolio Fund	$15,460,104	15,770,788

During 2007 and 2006, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006
Realized appreciation (depreciation):
Shares of registered investment companies	$1,247,507	940,477
Affiliated stock	(41,740)	(36,912)

Total realized appreciation	1,205,767	903,565
Unrealized appreciation (depreciation):
Shares of registered investment companies	3,766,034	7,093,369
Affiliated stock	(477,129)	(46,027)

Total unrealized appreciation	3,288,905	7,047,342

Total realized and unrealized appreciation	$4,494,672	7,950,907

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2007

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006
Net assets available for benefits per the financial statements	$202,143,610	185,390,413
Contribution receivables	(70,125)	(87,200)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(168,013)	(158,507)

Net assets available for benefits per the Form 5500	$201,905,472	185,144,706

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31:

	2007	2006
Net increase in net assets available for benefits per the financial statements	$16,753,197	19,201,793
Less Contributions:
Employee	(9,900)	79,100
Employer	(7,175)	30,800

	(17,075)	109,900
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Current year	(168,013)	(158,507)
Prior year	158,507	—
Net increase in net assets available for benefits per form 5500	$16,760,766	18,933,386

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2007

7. Subsequent Events

During 2007, the Company acquired Beacon Insurance Group. In connection with acquisition of Beacon Insurance Group, effective January 1, 2008, current employees became participants in the Plan and received credit for their participation and vesting service as measured under the terms of the Plan previously administered by the Beacon Insurance Group. In addition, the assets of the former plan were merged into the Plan in February 2008.

Effective January 1, 2008, the Plan was amended to implement a safe harbor design using a qualified automatic contribution arrangement. Participants meeting eligibility criteria will be automatically enrolled in the Plan and automatically contribute 3% in the first year, 4% in the second year, 5% in the third year and 6% in the fourth and subsequent years. Employer matching contributions for safe harbor contributions are 100% of the first 1% of compensation. Participants are 100% vested in the safe harbor matching contributions after two years.

8. Reclassification

Certain reclassifications of 2006 information have been made to conform to the 2007 presentation. Participant rollovers were increased by $789,367 and employee contributions were reduced by the same amount.

9. Transactions with Parties-In-Interest

The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, trustee of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participants may also invest in company stock.

Supplemental

Schedule

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

EIN: 31-4316080 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

	December 31, 2007

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Shares of Registered Investment Companies:
	Baron Growth Fund	62,448	$3,164,240
	Calamos Growth Fund Class A	126,900	7,442,078
	JP Morgan Mid Cap Value Fund Class A	131,012	3,165,255
	American Beacon Small Cap Value PA Class	95,265	1,640,462
*	Fidelity Puritan Fund	714,388	13,594,806
*	Fidelity Contrafund	764,759	55,911,557
*	Fidelity Equity Income Fund	578,150	31,890,732
*	Fidelity Intermediate Bond Fund	425,159	4,315,367
*	Fidelity Diversified International Fund	486,181	19,398,626
	Spartan U.S. Equity Index Fund	150,132	7,791,859
*	Fidelity Freedom Income	33,223	380,407
*	Fidelity Freedom 2000	13,039	161,302
*	Fidelity Freedom 2005	3,060	36,076
*	Fidelity Freedom 2010	352,892	5,229,857
*	Fidelity Freedom 2015	250,329	3,121,600
*	Fidelity Freedom 2020	267,763	4,233,335
*	Fidelity Freedom 2025	180,314	2,376,535
*	Fidelity Freedom 2030	162,200	2,679,544
*	Fidelity Freedom 2035	64,172	877,874
*	Fidelity Freedom 2040	130,422	1,269,005
*	Fidelity Freedom 2045	15,263	173,235
*	Fidelity Freedom 2050	16,352	186,910

			169,040,662
	Investment in common / collective trusts:
*	Fidelity Managed Income Portfolio Fund	15,628,117	15,460,104
	Interest-bearing cash:
*	Fidelity U.S. Government Reserves Fund	12,466,392	12,466,392
	Affiliated stock:
*	State Auto Financial Corporation Common Stock Fund	66,737	1,755,193
	Stock Purchase Account (1)	-	1,065

*	Participant loans (interest rates 3.25% to 10.00%)	-	3,182,056

			$201,905,472

*	– Indicated a party-in-interest to the Plan.

(1)

– The stock purchase account consists of the Fidelity Cash Reserves a money market fund that is used as a plan-level account in the recordkeeping of the purchase and sales of fractional share of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.

Note: Column (d) is not applicable for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Date: June 20, 2008	By:	/s/ Steven E. English
	Printed Name:	Steven E. English
	Title:	Chief Financial Officer

	By:	/s/ James A. Yano
	Printed Name:	James A. Yano
	Title:	Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein

2	Consent of Independent Registered Public Accounting Firm	Included herein